SIGNATURES

FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2007.
DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-............................
Enclosed is Domtar Inc.’s Press Release related to its interim Unaudited Consolidated Financial Statements for the period ended December 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: February 6, 2007.	By	/s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary

395 de Maisonneuve Blvd. West
Montreal QC H3A 1L6

www.domtar.com
Press Release
FOR IMMEDIATE RELEASE
DOMTAR ANNOUNCES FOURTH QUARTER AND FULL YEAR 2006 FINANCIAL RESULTS
Montreal, February 6, 2007 — Domtar Inc. announced today earnings from continuing operations of $91 million ($0.39 per common share) in the fourth quarter of 2006 compared to a loss from continuing operations of $271 million ($1.18 per common share) in the fourth quarter of 2005 and earnings from continuing operations of $22 million ($0.09 per common share) in the third quarter of 2006.
For the full year of 2006, Domtar recorded a net profit of $328 million ($1.42 per common share) compared to a net loss of $388 million ($1.69 per common share) in 2005.
SUMMARY OF RESULTS

	Q4 2006	Q4 2005	Q3 2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)
Sales	939	990	1,013	3,989	4,247
Operating profit (loss) from continuing operations [1]	178	(366)	66	237	(349)
Earnings (loss) from continuing operations	91	(271)	22	63	(310)
Net earnings (loss)	323	(348)	38	328	(388)
Earnings (loss) from continuing operations per common share (in dollars)	0.39	(1.18)	0.09	0.27	(1.36)
Net earnings (loss) per common share (in dollars)	1.40	(1.51)	0.16	1.42	(1.69)
Excluding specified items[1]
Operating profit (loss) from continuing operations	39	(42)	78	139	23
Earnings (loss) from continuing operations	(2)	(46)	30	(7)	(51)

(1)	Operating profit (loss) from continuing operations is a non-GAAP measure. For a discussion on specified items and the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
Commenting on the 2006 results, Raymond Royer stated: “The past year has been one of decisive actions for Domtar. With the support of our employees, we successfully executed the restructuring plan announced in November 2005. The plan resulted in the permanent closure of six paper machines at three mills, two sawmilling operations, as well as the implementation of cost reduction initiatives across all of the organization. More recently, Domtar sold its 50% investment in Norampac. Finally, throughout the year we continued to adjust our production to changing market conditions. All of these measures, coupled with the duties refund and higher overall selling prices, contributed to Domtar’s strengthened financial position.”
“Our transaction to combine Domtar with Weyerhaeuser’s fine paper business and related assets is progressing well and is on schedule with an expected closing in March. The transaction will be submitted to our shareholders at a special meeting to be held on February 26th. This combination of assets is a transformational event for Domtar that will create the largest fine paper producer in North America, and we believe that our customers and shareholders will benefit from this leadership position in our core uncoated freesheet business,” added Mr. Royer.

1/9

OPERATIONAL REVIEW
2006 COMPARED TO 2005

During the fourth quarter of 2006, we sold our packaging segment, which consisted of a 50% interest in Norampac. In accordance with Canadian generally accepted accounting principles (GAAP), effective in the fourth quarter of 2006, the information pertaining to Norampac is disclosed as a discontinued operation. Effective in the second quarter of 2006, the information pertaining to our Vancouver paper mill was no longer included in our Papers business but presented as a discontinued operation and assets held for sale, as required by Canadian GAAP. Accordingly, amounts for 2006 and prior periods have been restated to reflect this presentation. Earnings from discontinued operations amounted to $265 million in 2006 and consisted of $37 million of net earnings from Norampac, a $237 million net gain on the sale of our interest in Norampac and a net loss of $9 million from our Vancouver paper mill. Loss from discontinued operations amounted to $78 million in 2005 which consisted of $3 million of net earnings from Norampac and a $81 million loss from our Vancouver paper mill.

VARIANCE ANALYSIS 2006 VS. 2005

(In millions of Canadian dollars)
2005 operating profit from continuing operations, excluding specified items	23
Selling prices	142
Foreign exchange (net of hedging programs)	(70)
Shipments and mix	1
Other costs, including savings from mill closures	43

2006 operating profit from continuing operations, excluding specified items	139

PAPERS	2006	2005	Variance

(In millions of Canadian dollars)
Operating profit (loss) from continuing operations	121	(329)	450
Operating profit (loss) from continuing operations, excluding specified items	140	(51)	191

The $191 million increase in operating profit from continuing operations excluding specified items in the Papers segment was mainly the result of higher average selling prices for pulp and paper, the realization of savings stemming from restructuring activities, the settlement of a contract dispute resulting in a payment to Domtar of $14 million, higher shipments of pulp and paper, excluding the impact of mills that were indefinitely and permanently closed, as well as recognition of investment tax credits related to research and development expenditures from prior years. These factors were partially offset by the negative impact of a stronger Canadian dollar and higher overall costs.

2/9

PAPER MERCHANTS	2006	2005	Variance

(In millions of Canadian dollars)
Operating profit from continuing operations	13	3	10
Operating profit from continuing operations, excluding specified items	13	16	(3)

The $3 million decrease in operating profit from continuing operations excluding specified items in the Paper Merchants segment was primarily due to a one time bad debt expense and the negative impact of a stronger Canadian dollar, partially offset by higher shipments.

WOOD	2006	2005	Variance

(In millions of Canadian dollars)
Operating profit (loss) from continuing operations	117	(33)	150
Operating profit (loss) from continuing operations, excluding specified items	(28)	51	(79)

The $79 million decrease in operating profit (loss) from continuing operations excluding specified items in the Wood segment was mainly attributable to lower shipments, lower average selling prices and the negative impact of a stronger Canadian dollar. These factors were partially mitigated by the realization of savings stemming from restructuring activities, lower freight and energy costs and the $7 million refund received in the second quarter of 2006 as a result of the Ontario government’s one-time retroactive reduction in Crown stumpage fees related to 2005 and 2006.
     Effective October 11, 2006, three of our sawmills (two in Abitibi, Quebec, and one in Ontario) were closed indefinitely due to the pressures of higher timber costs and lower demand for both lumber and wood chips.
     Effective October 12, 2006, Domtar was entitled to receive a refund for duties collected by the U.S. Government since 2002 plus interest. Domtar received the refund, amounting to $178 million plus interest of $22 million, during the fourth quarter of 2006. This refund is subject to a special charge of approximately 18% by the Canadian Government. As of December 31, 2006, Domtar recorded a provision relating to this special charge.
LIQUIDITY AND CAPITAL
2006 COMPARED TO 2005

FREE CASH FLOW (1)	2006	2005

(In millions of Canadian dollars)
Cash flows provided from operating activities of continuing operations before changes in working capital and other items	389	141
Changes in working capital and other items	(167)	(182)

Cash flows provided from (used for) operating activities of continuing operations	222	(41)
Net additions to property, plant and equipment	(91)	(129)

Free cash flow	131	(170)

3/9

Change in working capital for 2006 includes an increase in receivables due to a reduction of off balance sheet securitization in the amount of $136 million (US $120 million).
Free cash flow increased by $301 million in 2006 compared to 2005. This improvement mainly reflects an increase in profitability offset by working capital requirements.
     Domtar’s net debt-to-total capitalization ratio(1) as at December 31, 2006 stood at 40.2% compared to 57.7% as at December 31, 2005. Domtar’s total long-term debt decreased by $368 million, largely due to the positive impact of a stronger Canadian dollar (based on month-end foreign exchange rates) on its US dollar denominated debt and debt repayments made on its revolving credit facility resulting from the sale of Domtar’s 50% interest in Norampac.

[1]	For a discussion on the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
OUTLOOK

Although Domtar benefited from higher operating rates and increasing selling prices for papers and pulp, the North American demand for uncoated freesheet dropped in 2006 when compared to 2005. Looking into 2007, Domtar does not anticipate any significant changes to these demand trends for fine papers in North America, and the Company will continue to adjust its production to meet customer demand.
FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management.
Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” in Domtar’s Management’s Discussion and Analysis (MD&A).

4/9

FOURTH QUARTER AND FULL YEAR 2006 FINANCIAL RESULTS
WEBCAST

You are invited to listen to a live broadcast of the conference call with financial analysts that the Company will be holding today to present its fourth quarter and full year 2006 financial results. It will take place at 12:00 p.m. (EST) on the Domtar corporate website at: www.domtar.com.
DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 17 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS APPROXIMATELY 8,500 EMPLOYEES ACROSS NORTH AMERICA.

TICKER SYMBOL	SOURCE	INFORMATION
DTC (TSX, NYSE)	Daniel Buron Senior Vice-President and Chief Financial Officer Tel.: (514) 848-5234 Email: daniel.buron@domtar.com	Christian Tardif Senior Manager, Corporate and Financial Communications Tel.: (514) 848-5515 Email: christian.tardif@domtar.com

INVESTOR RELATIONS Pascal Bossé Manager, Investor Relations Tel.: (514) 848-5938 Email: pascal.bosse@domtar.com

5/9

APPENDIX

NOTES TO THE SUMMARY OF RESULTS
NOTE 1.

SPECIFIED ITEMS
In Domtar’s view, specified items are items that do not typify normal operating activities. The following table reconciles operating profit (loss) from continuing operations and earnings (loss) from continuing operations, determined in accordance with GAAP*, to operating profit (loss) from continuing operations and earnings (loss) from continuing operations, excluding specified items.

	2006		2005

(In millions of Canadian dollars, unless otherwise noted)
			Operating
	Operating	Earnings	profit (loss)
	profit from	(loss) from	from	Loss from
	continuing	continuing	continuing	continuing
	operations	operations	operations	operations
As per GAAP*	237	63	(349)	(310)
Specified items:
Sales of property, plant and equipment (a)	(10)	(6)	(4)	(3)
Closure and restructuring costs (b)	35	22	317	209
Unrealized mark-to-market gains or losses (c)	4	3	(5)	(3)
Foreign exchange impact on long-term debt (d)	—	—	—	(3)
Income tax legislation changes (e)	—	(2)	—	7
Refinancing costs (f)	—	—	—	5
Legal settlement (g)	(7)	(7)	13	13
Insurance recoveries (h)	(3)	(2)	(3)	(2)
Write-down of investments (i)	5	3	—	—
Duties (j)	(147)	(98)	54	36
Transaction costs (k)	25	17	—	—

	(98)	(70)	372	259

Excluding specified items	139	(7)	23	(51)

*	Except for operating profit from continuing operations which is a non-GAAP measure. See note 2.

6/9

NOTE 1.

SPECIFIED ITEMS (CONTINUED)

	Q4 2006		Q4 2005		Q3 2006

(In millions of Canadian dollars, unless otherwise noted)
	Operating	Earnings	Operating		Operating	Earnings
	profit from	(loss) from	loss from	Loss from	profit from	from
	continuing	continuing	continuing	continuing	continuing	continuing
	operations	operations	operations	operations	operations	operations
As per GAAP*	178	91	(366)	(271)	66	22
Specified items:
Sales of property, plant and equipment (a)	(10)	(6)	—	—	—	—
Closure and restructuring costs (b)	5	3	300	198	8	5
Unrealized mark-to-market gains or losses (c)	3	2	—	—	—	—
Income tax legislation changes (e)	—	—	—	7	—	—
Legal settlement (g)	—	—	13	13	—	—
Insurance recoveries (h)	(3)	(2)	—	—	—	—
Write-down of investments (i)	5	3	—	—	—	—
Duties (j)	(164)	(110)	11	7	4	3
Transaction costs (k)	25	17	—	—	—	—

	(139)	(93)	324	225	12	8

Excluding specified items	39	(2)	(42)	(46)	78	30

*	Except for operating profit from continuing operations which is a non-GAAP measure. See note 2.

a)	Sales of property, plant and equipment

Domtar’s results include gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

b)	Closure and restructuring costs

Domtar’s results include closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements.

c)	Unrealized mark-to-market gains or losses

Domtar’s results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

7/9

NOTE 1.

SPECIFIED ITEMS (CONTINUED)
d)	Foreign exchange impact on long-term debt

Domtar’s results include foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

e)	Income tax legislation changes

Domtar’s results include charges related to modifications to the income tax legislation. These charges are presented under “Income tax expense (recovery)” in the financial statements.

f)	Refinancing expenses

Domtar’s results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the financial statements.

g)	Legal settlement

Domtar’s results include a charge related to a legal settlement. This charge is presented under “Selling, general and administrative” expenses in the financial statements.

h)	Insurance recoveries

Domtar’s results include insurance recoveries. These insurance recoveries are presented under “Selling, general and administrative” expenses in the financial statements.

i)	Write-down of investments

Our results include charges related to write-downs of investments. These charges are presented under “Selling, general and administrative” expenses in the financial statements.

j)	Duties

Our results include charges or revenues related to countervailing and antidumping duties. These revenues are presented under “Antidumping and countervailing duties refund”, and charges are presented under “Cost of Goods Sold” in the financial statements.

k)	Transaction costs

Our results include costs related to our pending transaction with Weyerhaeuser. These costs are presented under “Selling, general and administrative” expenses in the financial statements.

8/9

NOTE 2.

USE OF NON-GAAP MEASURES
     Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian GAAP.
     Operating profit (loss) from continuing operations is a non-GAAP measure that is calculated within Domtar’s financial statements. Domtar focuses on operating profit (loss) from continuing operations as this measure enables it to compare its results between periods without regard to debt service or income taxes.
     Operating profit (loss) from continuing operations excluding specified items and earnings (loss) from continuing operations excluding specified items are non-GAAP measures. Measures excluding specified items are used in evaluating the Company’s performance between periods without regard to specified items that adversely or positively affected its GAAP measures.
     Free cash flow is a non-GAAP measure that is defined as the amount by which cash flows provided from continuing operating activities, as determined in accordance with GAAP, exceed net additions to property, plant and equipment, as determined in accordance with GAAP. Free cash flow is used in evaluating the Company’s ability to service its debt and pay dividends to its shareholders.
     Net debt-to-total capitalization ratio is a non-GAAP measure that is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to the sum of net debt and shareholders’ equity. Domtar’s management tracks this ratio on a regular basis in order to assess its debt position.
     The above non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Domtar believes that it would be useful for investors and other users to be aware of these measures so they can better assess the Company’s performance.

9/9

Consolidated Financial
Statements

	Three months ended December 31		Twelve months ended December 31
HIGHLIGHTS	2006	2005	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)		(Unaudited)
Sales	$939	$990	$3,989	$4,247
Operating profit (loss) from continuing operations	178	(366)	237	(349)
Net earnings (loss)	323	(348)	328	(388)
Cash flows provided from (used for) operating activities from continuing operations	132	(50)	222	(41)
Additions to property, plant and equipment	35	42	108	139
Per common share (in dollars)
Earnings (loss) from continuing operations
Basic	0.39	(1.18)	0.27	(1.36)
Diluted	0.39	(1.18)	0.27	(1.36)
Net earnings (loss)
Basic	1.40	(1.51)	1.42	(1.69)
Diluted	1.40	(1.51)	1.42	(1.69)
Weighted average number of common shares outstanding (millions)
Basic	230.7	230.0	230.5	229.7
Diluted	230.8	230.0	230.6	229.7
Sales
Papers	666	667	2,796	2,900
Paper Merchants	258	253	1,051	1,047
Wood	76	152	461	697

Total for reportable segments	1,000	1,072	4,308	4,644
Intersegment sales — Papers	(52)	(62)	(269)	(273)
Intersegment sales — Wood	(9)	(20)	(50)	(124)

Consolidated sales	939	990	3,989	4,247
Operating profit (loss) from continuing operations
Papers	47	(317)	121	(329)
Paper Merchants	3	(10)	13	3
Wood	149	(38)	117	(33)

Total for reportable segments	199	(365)	251	(359)
Corporate	(21)	(1)	(14)	10

Consolidated operating profit (loss) from
continuing operations	178	(366)	237	(349)

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended December 31		Twelve months ended December 31
CONSOLIDATED EARNINGS	2006	2005	2006	2005

	(Unaudited)		(Unaudited)
(In millions of Canadian dollars, unless otherwise noted)
Sales	$939	$990	$3,989	$4,247
Operating expenses
Cost of sales	787	900	3,392	3,720
Selling, general and administrative	72	71	218	231
Amortization	72	84	284	329
Antidumping and countervailing duties refund	(164)	—	(164)	—
Closure and restructuring costs	5	300	35	317
Net (gains) losses on disposals of property, plant and equipment	(11)	1	(13)	(1)

	761	1,356	3,752	4,596

Operating profit (loss) from continuing operations	178	(366)	237	(349)
Financing expenses	39	38	150	144

Earnings (loss) from continuing operations before income taxes	139	(404)	87	(493)
Income tax expense (recovery)	48	(133)	24	(183)

Earnings (loss) from continuing operations	91	(271)	63	(310)
Earnings (loss) from discontinued operations	232	(77)	265	(78)

Net earnings (loss)	323	(348)	328	(388)
Per common share (in dollars)
Earnings (loss) from continuing operations
Basic	0.39	(1.18)	0.27	(1.36)
Diluted	0.39	(1.18)	0.27	(1.36)
Net earnings (loss)
Basic	1.40	(1.51)	1.42	(1.69)
Diluted	1.40	(1.51)	1.42	(1.69)
Weighted average number of common shares outstanding (millions)
Basic	230.7	230.0	230.5	229.7
Diluted	230.8	230.0	230.6	229.7

CONSOLIDATED FINANCIAL STATEMENTS

	December 31	December 31
CONSOLIDATED BALANCE SHEETS As at	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$649	$83
Receivables	305	294
Inventories	575	715
Prepaid expenses	14	11
Income and other taxes receivable	18	16
Future income taxes	45	38

	1,606	1,157
Property, plant and equipment	3,044	3,634
Assets held for sale	24	—
Goodwill	6	92
Other assets	275	309

	4,955	5,192

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	62	21
Trade and other payables	533	651
Income and other taxes payable	20	29
Long-term debt due within one year	2	2

	617	703
Long-term debt	1,889	2,257
Future income taxes	285	292
Other liabilities and deferred credits	223	331
Shareholders’ equity
Preferred shares	32	36
Common shares	1,788	1,783
Contributed surplus	15	14
Retained earnings (deficit)	308	(19)
Accumulated foreign currency translation adjustments	(202)	(205)

	1,941	1,609

	4,955	5,192

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended December 31		Twelve months ended December 31
CONSOLIDATED CASH FLOWS	2006	2005	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)		(Unaudited)
Operating activities
Earnings (loss) from continuing operations	$91	$(271)	$63	$(310)
Non-cash items:
Amortization and write-down of property, plant and equipment	72	309	284	554
Future income taxes	53	(128)	25	(193)
Closure and restructuring costs, excluding write-down	5	75	35	92
Net (gains) losses on disposals of property, plant and equipment	(11)	1	(13)	(1)
Other	1	(6)	(5)	(1)

	211	(20)	389	141

Changes in working capital and other items
Receivables	(90)	(14)	(113)	(79)
Inventories	(6)	(8)	45	(23)
Prepaid expenses	10	8	(2)	4
Trade and other payables	27	—	(12)	(27)
Income and other taxes	(5)	(12)	1	1
Other	(10)	2	(19)	(20)
Payments of closure and restructuring costs	(5)	(6)	(67)	(38)

	(79)	(30)	(167)	(182)

Cash flows provided from (used for) operating activities of
continuing operations	132	(50)	222	(41)

Investing activities
Additions to property, plant and equipment	(35)	(42)	(108)	(139)
Proceeds from disposals of property, plant and equipment	11	1	17	10
Proceeds from disposal of business	560	—	560	—
Other	5	(3)	2	(3)

Cash flows provided from (used for) investing activities of
continuing operations	541	(44)	471	(132)

Financing activities
Dividend payments	—	(14)	(1)	(56)
Change in bank indebtedness	6	(8)	47	10
Change in revolving bank credit, net of expenses	(90)	139	(160)	21
Issuance of long-term debt, net of expenses	—	—	—	482
Repayment of long-term debt	(1)	—	(2)	(266)
Premium on redemption of long-term debt	—	—	—	(7)
Common shares issued, net of expenses	1	1	4	7
Redemptions of preferred shares	(1)	(1)	(3)	(3)

Cash flows provided from (used for) financing activities of continuing operations	(85)	117	(115)	188

Cash flows from discontinued operations
Operating activities	9	24	26	31
Investing activities	(534)	(43)	(554)	(55)
Financing activities	520	39	514	38

Cash flows provided from (used for) discontinued operations	(5)	20	(14)	14

Net increase in cash and cash equivalents	583	43	564	29
Translation adjustments related to cash and cash equivalents	4	—	2	2
Cash and cash equivalents at beginning of period	62	40	83	52

Cash and cash equivalents at end of period	649	83	649	83

Cash and cash equivalents at end of period, related to:
Continuing operations	649	83	649	83
Discontinued operations	—	—	—	—

Cash and cash equivalents at end of period	649	83	649	83

Domtar Inc.
Quarterly Statistical Review

		2006					2005
		1st	2nd	3rd	4th		1st	2nd	3rd	4th
		Qtr	Qtr	Qtr	Qtr	Year	Qtr	Qtr	Qtr	Qtr	Year
Total Shipments by Category of Products (a)
Papers (in thousands of ST) (b)		633	572	556	512	2,273	616	597	642	577	2,432
Market Pulp (in thousands of ADMT)		135	154	172	170	631	132	141	160	141	574
Lumber (in millions of FBM)		256	270	231	159	916	280	304	264	259	1,107
Benchmark Prices for the Majority of our Products (c)
Papers
Copy 20 lb sheets	(US$/ton)	$820	$890	$950	$947	$902	$817	$850	$817	$803	$822
Offset 50 lb rolls	(US$/ton)	$765	$840	$850	$838	$823	$733	$753	$713	$703	$726
Coated publication, no. 3, 60 lb rolls	(US$/ton)	$900	$910	$955	$932	$924	$870	$920	$913	$903	$902
Pulp NBSK — U.S. market	(US$/ADMT)	$653	$707	$757	$770	$722	$670	$653	$625	$638	$647
Pulp NBHK — Japan market (d)	(US$/ADMT)	$542	$572	$618	$637	$592	$497	$538	$535	$535	$526
Wood
Lumber G.L. 2x4x8 studs	(US$/MFBM)	$391	$371	$313	$302	$344	$462	$432	$397	$379	$418
Lumber G.L. 2x4 R/L, no. 1 & no. 2	(US$/MFBM)	$409	$386	$351	$327	$368	$462	$429	$398	$392	$420

Average Exchange Rates	CAN	1.155	1.122	1.121	1.139	1.134	1.227	1.244	1.202	1.173	1.211
	US	0.866	0.891	0.892	0.878	0.882	0.815	0.804	0.832	0.852	0.826

(a)	Figures represent shipments to external customers on a continuing operations basis.

(b)	Figures exclude shipments made by our Paper Merchants.

(c)	Source: Pulp & Paper Week and Random Lengths.

(d)	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.